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Invest in Veridian at County Farm

Solar mixed-income neighborhood targeting Living Community Challenge

DETROIT, MI | REAL ESTATE

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Target $100 k



Veridian at County Farm: From You...
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LIVING
COMMUNITY
CHALLENGE

FUNDRAISE | UPDATES 0 | DISCUSSION 0

$500 | Commit to Invest

MIN/MAX: $500 / $25,000.10 (IN INTERVALS OF $500)

Fundraise status: Actively funding

Invest via Preferred equity. Cancel any time up to two days before closing. See additional terms and perks for full details.

We plan Veridian at County Farm to be one of the nation's first mixed income net zero energy communities. The THRIVE Collaborative is targeting Living Community Challenge certification, often called the most rigorous and inspiring green-building standard.

Veridian at County Farm will be a 100% all-electric development, powered by solar, with no gas lines or combustion appliances of any kind.

2270 Platt Rd is a premium parcel located in Ann Arbor, Michigan, adjacent to County Farm Park nestled between 130 acres of woods, wild-flower-lined trails, community gardens, and playgrounds. It is one of the few remaining large undeveloped parcels in the City of Ann Arbor.

The property is the site of a former Washtenaw County juvenile detention center, razed in 2013. Veridian at County Farm is a unique collaboration between THRIVE Collaborative, LLC and a local non-profit affordable housing provider.

Climate crisis has been called the most disruptive socio-economic force in human history. Veridian at County Farm represents a unique opportunity to invest in real estate that leverages its success to become a model of climate solutions we need. We believe it is deviant to consider designing a neighborhood that does not include the complete end of the burning of fossil fuels.

Real estate investment is at a historic tipping point socially, economically and environmentally. What we build today will define us and the lives of our children for the next century. We're excited to offer this investment in this prime development.

Matthew Grocoff, Manager

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Equity	?
Minimum Investment	$500	?
% Offered	60.00%	?
Liquidation Preference	1.0x	?
Voting Rights	Limited	?
Dividend	At Company's discretion	?
Investor Eligibility	All Investors	?

Learn about investing in preferred equity

Offering Materials

- Veridian at County Farm Disclosures.pdf
- Veridian at County Farm Term Sheet.pdf
- Veridian at County Farm Subscription Agreement.pdf
- Veridian at County Farm Qualified Investor Questionnaire.pdf
- Veridian at County Farm Disclosures.pdf
- Veridian at County Farm Disclosures.pdf

You may download these documents for your own use.

INVESTMENT PERKS

Expires 12/18/2019 | $500.00

Name on Community Founders Wall

All early investors will be able to receive: 1) Name permanently inscribed on the Community Founders Wall. 2) Invitation to special events prior to construction 3) Free admission to investors' party and ribbon cutting 4) Exclusive early buildings and construction tour

Expires 12/18/2019 | $50,000.00

Name a Street

HURRY! This Perk Expires December 18th! All $500 perks PLUS the following: You get to get the naming rights to one of the Lane Ways. Name one of the Veridian streets after someone, something, or a place you love! This Perk a great way to be part of this community in perpetuity and show others what a good ancestor you are! A wonderful gift for someone you love. (NOTE: street name must meet approval of THRIVE Collaborative management team - No "Boaty-McBoat Face Lane" here!)

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($100 k)

Other	**$95,000**

Funding Uses for Max Raise ($500 k)

In addition to target raise

Other	**$380,000**

Remaining funding uses include Localstake Marketplace fees. See offering materials for full details.

$9,615,246 from Other Financings

Bank (Debt)	**$7,010,673 (planned)**
Outside Investors (Equity)	**$2,105,275 (planned)**
Founders (Equity)	**$499,298**


Veridian at County Farm: From Youth Prison to a Living Community
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LIVING
COMMUNITY
CHALLENGE

Veridian at County Farm: From Youth Prison to Living Community



PITCH DECK


Real Estate Offering
2270 Platt Road, Ann Arbor, MI
VERIDIAN
AT COUNTY FARM
1

1 of 32

Q&A

TEAM | PROPERTY | ASK A QUESTION

Provide background information on the project sponsor.

THRIVE Collaborative is an Ann Arbor, MI based developer and builder dedicated to creating the smart, self-sufficient buildings needed for the 22nd Century. THRIVE's mission is to lead the transformation to a truly sustainable human-built environment that is nature rich and ecologically restorative. We believe that by making designs beautiful and affordable we can accelerate the shift towards environmentally responsive design. We use intellectual rigor combined with expert collaborations to create transformative solutions.

We take a holistic approach to addressing critical community needs using the framework of the seven performance categories of the Living Buildings Challenge^{TM}: Place, Water, Energy, Health & Happiness, Materials, Equity and Beauty. THRIVE's work has been featured in seven books on urban planning, net zero energy and sustainable design and building and featured in over 150 media outlets around the world including NPR, USA Today and Fine Homebuilding.

TEAM



Joseph J Jonna

Partner, Financing and Business Development

Background Check Message

His background in real estate, construction, and development dates back to his family roots at the Jonna Companies, founded by his late Uncle James Jonna in 1955 and led today by his father, Frank Jonna. For the last half century, the family has built and developed numerous projects primarily in Southeast Michigan. Joey's expertise in commercial and residential building stems from his oversight of the company's highly extensive and diversified... Read More



David H Eifrid

Partner, Technical Building and Performance Lead

Background Check Message

David Eifrid is the president and founder of Greenlife Building LLC. He is a pioneer in sustainable residential and commercial building and consulting utilizing the USGBC's LEED Certification, EPA Energy Star, BPI Certification, Net Zero Energy and EPA Lead-Safe Certification. David also formed Greenlife Energy Services, an elite group of energy experts from around the nation who aim to increase energy efficiency and renewable power for... Read More



Matthew Grocoff

Founding Partner, Strategic Vision & Sustainability Lead

Background Check Message

Matt is the founding principal of the THRIVE Collaborative and considered one of the world's net zero energy building leaders. Green Building Elements magazine called him the "proven Zero Energy Master" and MyFord Magazine one of "Greater Detroit's most progressive personalities." With the Biomimicry Institute he's worked with Ford Motor Company, Procter & Gamble and Bosch to instill cultures of biologically-inspired design and engineering. He... Read More

Partners & Providers

Union Studio

Partner

Union Studio designs communities. In our role as architects and planners we connect people to places; often this happens through... Read More

Biohabitats

Service Provider

We apply the science of ecology to restoring ecosystems, conserving habitat, and regenerating the natural systems that sustain... Read More

InSite Design Studio

Service Provider

InSite actively pursues ecologically sensitive, innovative landscape architectural design through ongoing consideration of... Read More

Midwestern Consulting

Service Provider

We are an award-winning professional civil engineering firm with a reputation for providing exceptional services.

Sway Mobility

Service Provider

Carshare for communities of any size.

Our platform allows cities, neighborhoods, businesses, and organizations to start and run... Read More

National Wildlife Federation - Great Lakes Office

Advisor

NWF Great Lakes is advising Veridian at County Farm on nature play, ecosystems education, and creating a neighborhood wide... Read More

Huron River Watershed Council

Advisor

HRWC is advising Veridian at County Farm on context of the neighborhood for healthy watershed and for community education.

Genze

Service Provider

GenZe exists because we believe in sustainable transportation for a better world. With growing urban areas, and increased transit... Read More

Ann Arbor Center for Independent Living

Advisor

At the CIL, we prove that what you want for your life is possible. Since 1976, we have worked hand-in-hand with you to help you... Read More

ABOUT VERIDIAN AT COUNTY FARM

Entity	2270 Platt LLC
Entity Type	LLC
State Organized	Michigan
Founded	February 2019
Employees	3
Social Media	
Website	

Headquarters



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RISKS & DISCLOSURES

COMPANY RISKS | CONFLICTS OF INTEREST | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | RELATED PARTIES

ASK A QUESTION

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations, include:

- Actual... Read More

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person... Read More

Control of the Company

The managers comprising the Company's management team will have sole management authority over the business and affairs of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business, other than the limited. On matters subject to a member vote, the Investors will... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

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Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.

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